# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dick's Sporting Goods, Inc., CIK 0001089063
CUSIP: 253393102
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 345 Court Street, Coraopolis, Pennsylvania (PA), 15108
Date of event which requires filing of this statement: 03/12/2026
Filed by CIK 0001198906
Persons authorized to receive notices and communications: William J. Colombo, 345 Court Street, Coraopolis, Pennsylvania (PA), 15108, (724) 273-3400; Elizabeth Baran, Dick's Sporting Goods, 345 Court Street, Coraopolis, Pennsylvania (PA), 15108, (724) 273-3400

## Reporting persons
- William J. Colombo (CIK 0001198906): type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); source of funds: other (OO); sole voting power 173,987; shared voting power 9,051,615; sole dispositive power 173,012; shared dispositive power 12,056,390; aggregate amount beneficially owned 12,230,377 (15.61% of the class)
  Comment: Rows 7 and 9: Includes 173,012 shares of common stock held indirectly in a trust for the benefit of Mr. Colombo's children and 975 shares of restricted common stock for which Mr. Colombo maintains sole voting, but not dispositive power.
  
  Row 8: Includes 8,961,222 shares of Class B common stock and 90,393 shares of common stock held in three trusts: the Edward W Stack Irrev Trust U/A DTD 1/21/2020; the Edward W Stack Non-Grantor Trust U/A Dated 10/5/2020; and the Ardsley Trust U/A DTD 7/17/2024 (collectively, the "Stack Trusts"). Mr. Colombo serves as one of two members of a committee that is jointly responsible for making voting and dispositive decisions for Overbrook235 LLC, the limited liability company that serves as sole trustee (the "Trustee") of the Stack Trusts, thus maintaining shared voting power over the shares held thereby. Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to ten votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see "Description of Capital Stock" in Dick's Sporting Goods, Inc.'s Registration Statement, as amended, on Form S-1 (File No. 333-96587). Mr. Colombo has no pecuniary interest in any of the shares held by the Trusts.
  
  Row 10: Includes 11,965,997 shares of Class B common stock and 90,393 shares of common stock held in the Stack Trusts as well as the Denise Stack Non Exempt Descendants Trust (collectively with the Stack Trusts, the "Trusts"). Mr. Colombo serves as one of two members of a committee that is jointly responsible for making dispositive decisions for the Trustee of the Trusts, thus maintaining shared dispositive power over the shares held thereby.
  
  Row 11: Includes 173,012 shares of common stock held indirectly in a trust for the benefit of Mr. Colombo's children, 975 shares of restricted common stock, and 11,965,997 shares of Class B common stock and 90,393 shares of common stock held in the Trusts referenced in comments to rows 8 and 10.
  
  Row 13: Based on 66,398,273 shares of common stock issued and outstanding as of November 28, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on December 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: Dick's Sporting Goods, Inc.
Address of issuer's principal executive offices: 345 Court Street, Coraopolis, Pennsylvania (PA), 15108
Comment:
Explanatory Note:

This filing constitutes Amendment No. 3 (this "Amendment") to the Schedule 13D filed by William J. Colombo with the Securities and Exchange Commission (the "SEC") on December 2, 2019, as amended by Amendment No. 1 filed October 1, 2021 and Amendment No. 2 filed March 19, 2024 (the "Original Schedule 13D") with respect to the shares of common stock, $0.01 par value per share (the "common stock") and Class B common stock $0.01 par value per share (the "Class B common stock"), of Dick's Sporting Goods, Inc., a Delaware corporation (the "Issuer").

This Amendment does not include William Colombo Trustee U/A Dated 10/05/2020 Edward W Stack Non-Grantor Trust filing as a separate reporting person and is not a joint filing under Rule 13d-1(k)(1), as William J. Colombo no longer serves as sole trustee of such separate reporting person. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D. Otherwise, unless set forth below, all previous Items of the Original Schedule 13D remain unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by William J. Colombo.
Residence or business address: William J. Colombo is the Vice Chairman of the Issuer's Board of Directors. The address of William J. Colombo and the Issuer is 345 Court Street, Coraopolis, PA 15108.
Present principal occupation or employment: William J. Colombo is the Vice Chairman of the Issuer's Board of Directors. The address of William J. Colombo and the Issuer is 345 Court Street, Coraopolis, PA 15108.
Criminal convictions in the last five years: During the past five years, William J. Colombo has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, William J. Colombo has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: U.S.A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of common stock covered by this filing for William J. Colombo include shares purchased in the open market from time to time by William J. Colombo using personal funds, when permitted to do so under the terms of the Issuer's policies, including its Insider Trading Policy, shares acquired by him from the Issuer pursuant to stock splits, shares issued to him by the Issuer as bonuses or compensation, and shares sold in the open market or transferred by William J. Colombo to family members. The shares covered by this filing also include shares of the Issuer's common stock and Class B common stock held or acquired by each of the Denise Stack Non Exempt Descendants Trust, the Edward W Stack Irrev Trust U/A DTD 1/21/2020, the Edward W Stack Non-Grantor Trust U/A Dated 10/5/2020 and the Ardsley Trust U/A DTD 7/17/2024 (collectively, the "Trusts"), over which William J. Colombo has shared voting and/or dispositive power as a member of the investment committee of the trustee, but no pecuniary interest (see Item 4 for additional discussion).

## Item 4. Purpose of Transaction
Purpose of transaction: William J. Colombo does not have any plans or proposals which relate to or would result in any of the matters listed in Item 4 of Schedule 13D except that, from time to time, William J. Colombo may acquire shares of common stock pursuant to equity awards granted to him by the Issuer or, for investment purposes, William J. Colombo may acquire or dispose of shares of common stock through open market transactions or otherwise, and may gift shares of common stock. Further, additional shares of common stock or Class B common stock may be acquired or disposed of by each of the Trusts, over which William J. Colombo shares voting and/or dispositive power but holds no pecuniary interests.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 to the Original Schedule 13D is hereby amended and restated as follows:

William J. Colombo has the sole voting power over 173,987 shares of common stock (0.26% of the outstanding common stock on an as-converted basis) and sole dispositive power over 173,012 shares of common stock (0.26% of the outstanding common stock on an as-converted basis). William J. Colombo has shared voting power over 90,393 shares of common stock (0.14% of the outstanding common stock) and 8,961,222 shares of Class B common stock (11.89% of the outstanding common stock on an as-converted basis). William J. Colombo has shared dispositive power over 90,393 shares of common stock (0.14% of the outstanding common stock) and 12,056,390 shares of Class B common stock (15.39% of the outstanding common stock on an as-converted basis). In the aggregate, William J. Colombo has beneficial ownership of 12,230,377 shares (or 15.61% of the outstanding common stock on an as-converted basis). The above calculations are based upon the number of outstanding shares of common stock reported in the Issuer's Quarterly Report on Form 10 Q filed on December 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: William J. Colombo has the sole voting power over 173,987 shares of common stock (0.26% of the outstanding common stock on an as-converted basis) and sole dispositive power over 173,012 shares of common stock (0.26% of the outstanding common stock on an as-converted basis). William J. Colombo has shared voting power over 90,393 shares of common stock (0.14% of the outstanding common stock) and 8,961,222 shares of Class B common stock (11.89% of the outstanding common stock on an as-converted basis). William J. Colombo has shared dispositive power over 90,393 shares of common stock (0.14% of the outstanding common stock) and 12,056,390 shares of Class B common stock (15.39% of the outstanding common stock on an as-converted basis). In the aggregate, William J. Colombo has beneficial ownership of 12,230,377 shares (or 15.61% of the outstanding common stock on an as-converted basis). The above calculations are based upon the number of outstanding shares of common stock reported in the Issuer's Quarterly Report on Form 10 Q filed on December 5, 2025.
Transactions in the class effected during the past sixty days: Effective March 12, 2026, the trustee for each of the Trusts was changed to Overbrook235 LLC, a Wyoming limited liability company. Pursuant to the terms of the operating agreement governing the trustee, two members of the designated investment committee, one of whom is William J. Colombo, have joint authority over the trustee with respect to voting and/or dispositive decisions for Issuer shares held by the Trusts. William J. Colombo has no pecuniary interest in the shares of Issuer common stock and Class B common stock held in the Trusts, and no ability to control future contributions of common stock or Class B common stock into the Trusts.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 is incorporated by reference to this Item 6. Pursuant to the terms of a Memorandum of Understanding dated March 2, 2009 and Voting Agreement and Proxy dated October 13, 2009 ("Voting Agreement"), the voting power, but not dispositive power, with respect to 3,004,775 shares held by the Denise Stack Non Exempt Descendants Trust is controlled by a party to the Voting Agreement, rather than by Overbrook235 LLC as trustee.

Except as otherwise described in this Amendment and the Original Schedule 13D, William J. Colombo does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Signatures
- William J. Colombo: /s/ William J. Colombo, William J. Colombo (03/13/2026)